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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Meridian Bioscience, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

589584 10 1
(CUSIP Number)

December 31, 2002
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (03/00)	Page 1 of 4 pages

CUSIP No. 589584 10 1	13D	Page 2 of 4 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only). William J. Motto ###-##-####

2.	Check the Appropriate Box If a Member of Group (See Instructions)	(a) [_] (b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 3,674,114

	6.	Shared Voting Power 462,532

	7.	Sole Dispositive Power 3,674,114

	8.	Shared Dispositive Power 462,537

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,136,646

10.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (11) 28.2%

12.	Type of Reporting Person (See Instructions) IN

SEC 1745 (03/00)	Page 3 of 4 pages

Item 1(a)          Name of Issuer:    Meridian Bioscience, Inc.

Item 1(b)          Address of Issuer's Principal Executive Office:

                          3471 River Hills Drive
                          Cincinnati, Ohio 45244

Item 2(a)          Name of Person Filing:    William J. Motto

Item 2(b)          Address of Principal Business Office:

                          3471 River Hills Drive
                          Cincinnati, Ohio 45244

Item 2(c)          Citizenship:     U.S.A.

Item 2(d)          Title of Class of Securities:    Common Stock

Item 2(e)          CUSIP Number:     589584 10 1

Item 3              If this Statement is Filed Pursuant to Rule 13d-1(b), or
                        13d-2(b), check whether the Person Filing is a:    N/A

Item 4             Ownership:

(a) (b) (c)	See Item 9 of cover page. See Item 11 of cover page. See Items 5-8 of cover page.

        This Amendment No. 16 to Schedule 13G is filed solely by William J. Motto. The original Schedule 13G and all amendments prior to Amendment No.6 to Schedule 13G were filed by William J. Motto and Jerry L. Ruyan on the same Schedule 13G.

        The shares in Items 5, 7 and 9 include options for 25,000 shares. The number of shares shown in Items 6, 8 and 9 for Mr. Motto includes 462,532 shares held by a limited partnership and affiliated entities of which Mr. Motto is a limited partner . Mr. Motto is also a co-Trustee of the William J. Motto Revocable Trust which is the sole owner of the general partner of the limited partnership.

Item 5             Ownership of 5% or Less of Class:     N/A

Item 6             Ownership of More Than 5% on Behalf of Another Person:    N/A

SEC 1745 (03/00)	Page 4 of 4 pages

Item 7              Identification and Classification of the Subsidiary which Acquired the Security being
                         Reported on by the Parent Holding Company:     N/A

Item 8              Identification and Classification of Members of the Group:     N/A

Item 9              Notice of Dissolution of Group:    N/A

Item 10              Certification:    N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/03 Date /s/William J. Motto Signature William Motto Chairman and CEO Name/Title